EXHIBIT 99.1

Hydrogenics Announces Agreement with Enbridge to Develop Utility Scale Energy Storage in North America

Includes Equity Investment of CA$5.0 Million to Develop Hydrogen Energy Storage 'Power-to-Gas' Opportunity

MISSISSAUGA, Ontario, April 20, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) a leading developer and manufacturer of hydrogen generation and fuel cell products, announced today that it has entered into an agreement with Enbridge Inc. (NYSE:ENB) (TSX:ENB) to jointly develop utility scale energy storage in North America. This relationship also includes an equity investment of CA$5.0 million in Hydrogenics. The collaboration will bring together Hydrogenics' expertise in water electrolysis with Enbridge's expertise in the ownership and operation of natural gas pipeline networks and renewable energy generation.

"This clean energy solution establishes a bridge between the electricity and natural gas networks to bring seasonal storage capabilities to electricity networks. It also underscores the importance of pipelines in meeting the objective of increased renewable energy penetration. This is another example of how Enbridge is investing in alternative energy technologies that complement our pipeline businesses while contributing to our growth in renewable and clean energy," said Chuck Szmurlo, Vice President of Alternative & Emerging Technology, Enbridge Inc.

"We are excited to be working with Enbridge, the owner and operator of Canada's largest natural gas distribution company, various North American midstream gas assets, and a leader in clean energy solutions," said Daryl Wilson, Hydrogenics President and CEO. "Together we look forward to advancing the commercialization of hydrogen energy storage solutions that have GWh (gigawatt-hour) potential for electricity storage. With distinct advantages over conventional energy storage methods, the hydrogen solution provides unrivaled energy storage capacity and application flexibility to meet the growing need for energy storage by North America's electricity grid operators."

The parties will work together to develop utility scale energy storage projects within Enbridge's North American footprint. Hydrogenics will have the opportunity to participate in up to 50% ownership in a build own operate model for energy storage services. With 'Power-to-Gas', the hydrogen produced during periods of excess renewable generation will be injected into the existing natural gas pipeline network, proportionally increasing the renewable energy content in natural gas pipelines for essentially the operating cost of the electrolyzer. Small quantities of hydrogen can be manageable in existing natural gas pipeline networks. With the significant scale of the natural gas pipeline network, these same quantities of hydrogen have a very meaningful impact on electricity energy storage potential.  The natural gas pipeline network represents a vast energy storage system which already exists. The utility scale energy storage leverages existing natural gas pipeline and storage assets to enable improved operability for the electrical system. Furthermore, the economics are further improved by leveraging existing gas generators to bring this renewable energy back to the electrical grid where, and when, it is needed most.

The collaboration between Hydrogenics and Enbridge will initially focus on the deployment of utility scale energy storage in Ontario with the opportunity to expand into Enbridge's operations elsewhere.

Under the agreement, Enbridge Inc. purchased from Hydrogenics 1,082,251 common shares for an aggregate purchase price of CA$5,000,000 (CA $4.62 per share).

The agreement provides, among other things, that Enbridge will have certain participation rights and, subject to certain ownership requirements, will have the right to appoint one non-voting observer to the board of directors of Hydrogenics.

The material change report and definitive agreements will be filed by Hydrogenics on SEDAR and EDGAR.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada's Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge's common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

For more information, visit www.enbridge.com.

Caution Regarding Forward Looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and other securities; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com